Mail Stop 4561

June 3, 2008

VIA U.S. MAIL AND FAX (650)494-8743
Mr. Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, California 94303

Re: Essex Property Trust, Inc
         File No. 001-13106
         Form 10-K for Fiscal Year Ended
         December 31, 2007
         Form 10-Q for the Quarterly Period Ended
         March 31, 2008
         Definitive Proxy on Schedule 14A

Dear Mr. Dance:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Item 1A. Risk Factors

Possible environmental liabilities, page 16

1.   Please include a discussion of your potential liability, if quantifiable, for clean-up of groundwater contamination and mold at your properties. Please provide this disclosure in future filings and explain to us how you intend to comply.

Item 2. Properties, page 18

2.   Please disclose the nature and amount of all mortgages or other liens or encumbrances against your properties. Disclose the current principal amount, interest and amortization provisions, prepayment provisions, maturity date and balance due at maturity assuming no payment has been made on principal in advance of the due date. Please provide this disclosure in future filings and explain to us how you intend to comply.

Item 7. Management's Discussion and Analysis

Potential Factors Affecting Future Operating Results, page 40

3.   We note that you list two additional risk factors in this section. Please revise your disclosure in future filings to include all risks associated with your business in the "Risk Factors" section.

Item 6. Selected Financial Data, page 28

4.   Please explain to us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to Adjusted EBITDA.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(14) Stock Based Compensation Plans

Long Term Incentive Plan – Z Units, page F-26

5.   Please explain to us how you have met all the disclosure requirements of paragraphs 64 – 65 and A240 – A241 of SFAS 123(R) with respect to the Series Z and Series Z-1 Incentive Units. Specifically tell us how you have met the disclosure requirements of paragraph A240(b)(2). Additionally, please provide us with this information for the years covered by your 2007 Form 10-K or tell us where that disclosure is located.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Director Compensation, page 20</u>

6.   We note that each non-employee directors receives an option to purchase 4,000 shares of your common stock upon joining your board of directors. Please tell us and include in your future filings the vesting schedule of these option awards or state that they are fully vested on the date of grant.

7.   We refer to footnote (2) to the director compensation table on page 20 of your proxy statement. You state that the full grant date fair value of award to your non-employee directors under your 2007 Outperformance Plan was $145,215 calculated pursuant to FAS 123R. In the column headed "Stock Awards", however, you list $4,034 as the compensation expense that you recognized for these equity awards. In your response letter, please explain to us the discrepancy given the large difference in these amounts.

<u>2007 Outperformance Plan, page 34</u>

8.   Please include the closing price of your common stock on December 4, 2007 and quantify the 30 percent return. Please provide this disclosure in future filings and explain to us how you intend to comply.

                                        *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at (202) 551-3404 or Karen Garnett, Assistant Director at (202) 551-3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief